Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.Date, Time and Place: On September 2, 2021, at 4 p.m., in a meeting held in electronic form (videoconference), under the terms of item 6.4. of the internal rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2. Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board member), Nildemar Secches (Board member), Ana Paula Pessoa (Board member), Rodrigo Calvo Galindo (Board member), Rodrigo Kede de Freitas Lima (Board member), Paulo Rogerio Caffarelli (Board member) and Hélio Lima Magalhães (Board member). Mr. Marcelo Bacci, CFO and DRI of the Company, was invited to make the presentation.

3. Chairman and Secretary: David Feffer chaired the Meeting and Stefan Tasoko acted as secretary.

4.Agenda: To authorize:

(i)

the Company’s subsidiary named Suzano Austria GmbH (“Suzano Austria”), to carry out (a) a financial transaction in the principal amount of up to USD 1,000,000,000.00 (one billion US dollars), which will be carried out through a new issuance of debt securities for placement in the international market, either in a single or several issuances (“Issuance of Notes”) and/or the re-tap of the debt securities issued by the Company due on January 15, 2032, and approved at the meeting of the Company’s board of directors held on June 18, 2021 (“Re-tap of Notes 2032”) and (b) the Company’s Executive Board to decide, at its sole discretion, on the convenience and opportunity of proceeding with the Issuance of Notes and/or with the Re-tap of Notes 2032, as the case may be, and on the other characteristics of such transaction(s), including, but not limited to, term for payment of interest and maturity of the bonds;

(ii)	the granting, by the Company, of guarantee for the obligations that may be assumed by Suzano Austria within the scope of the Issuance of Notes and/or of the Re-tap of Notes 2032; and

(iii) the Company’s Executive Board, Suzano Austria, the Company and other Company subsidiaries to take all necessary steps to formalize and effective the resolutions provided for in the previous items, if approved.

5.Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions of the Agenda: The Directors, unanimously and without reservations, approved:

(i)	(a) the Issuance of Notes and/or the Re-tap of the Notes 2032, as the case may be; and (b) the Company’s Executive Board to decide, at its sole discretion, on the convenience and opportunity of proceeding with the Issuance of Notes and/or the Re-tap of the Notes 2032, as the case may be, and on the other characteristics of such transaction(s), including, but not limited to, term for payment of interest and maturity of the bonds;

(ii)	the granting, by the Company, of guarantee for the obligations that may be assumed by Suzano Austria within the scope of the Issuance of Notes and/or the Re-tap of the Notes 2032;

(iii)	the Company’s Executive Board, Suzano Austria, the Company and other Company subsidiaries to take all necessary measures to formalize and carry out the resolutions provided for in the previous items, if approved, including the execution of any potential intercompanies transactions, of any nature, that arise from the Issuance of Notes or from the Re-tap of the Notes 2032, as the case may be, as part of the Company’s funding structure.

6.Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the members of the Board of Directors attending the meeting. Signatures. Board: David Feffer – Chairman; Stefan

(continuation of the Minutes of the Board of Directors Meeting of Suzano S.A., held on September 2, at 4 p.m.)

Tasoko – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Nildemar Secches (Board member), Maria Priscila Rodini Vansetti Machado (Board member), Ana Paula Pessoa (Board member), Rodrigo Kede de Freitas Lima (Board member), Rodrigo Calvo Galindo (Board member), Paulo Rogerio Caffarelli (Board member) and Hélio Lima Magalhães (Board member).

This is a faithful copy of the original drawn up in the proper book.

São Paulo, SP, September 2, 2021.

____________________________________

Stefan Tasoko

Secretary